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06008846 TATES
...IANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 2006
503

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SEC FILE NUMBER
8-53273

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ MM/DD/YY AND ENDING 12-31-05 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC

(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED
MAR 01 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 209

OATH OR AFFIRMATION

I, **Thomas Borbone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Thomas Securities, LLC, as

of **December 31**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / MM

Title

Notary Public

MARY F. BRUNDAGE NOTARY PUBLIC EXP. 06/03/2006 FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS SECURITIES, LLC

Financial Statements
For the Year Ended
December 31, 2005
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owners
Thomas Securities, LLC

We have audited the accompanying balance sheet of Thomas Securities, LLC, a wholly-owned subsidiary of Thomas Group Capital, LLC, as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Securities, LLC, as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2006
Atlanta, Georgia

Rubio CPA PC

RUBIO CPA, PC

THOMAS SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

		2005
Cash and cash equivalents	$	12,864
Restricted cash		34,214
Accounts receivable – clearing broker		57,910
Property and equipment, net of accumulated depreciation of $69,211		87,538
Deposit with clearing broker		219,654
Prepaid expenses		30,116
Employee advances		23,440
Other		39,924
Total Assets	$	505,660

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	78,543
Accrued commissions		87,841
Accrued expenses - other		11,522
Accrued litigation cost		57,000
Capital lease obligation		17,646
Total Liabilities		252,552
Liabilities subordinated to claims of general creditors		25,000
MEMBER'S EQUITY		228,108
Total Liabilities and Member's Equity	$	505,660

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

	2005
REVENUES	
Commissions	$ 2,185,947
Investment banking	613,702
Total revenues	2,799,649
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	1,274,882
Clearing costs	444,286
Communications	48,359
Occupancy	221,842
Interest	10,901
Litigation and settlement	141,959
Other operating expenses	830,839
Total expenses	2,973,068
NET LOSS	$ (173,419)

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

	2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (173,419)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation and amortization	19,000
Decrease in accounts receivable	143,719
Decrease in employee advances	7,721
Decrease in payables and accrued expenses	(49,508)
Increase in prepaid expenses and other assets	(415)
Increase in litigation accrual	57,000
Decrease in other assets	20,262
NET CASH USED IN OPERATING ACTIVITIES	24,360
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(12,507)
NET CASH USED BY INVESTING ACTIVITIES	
CASH FLOW FROM FINANCING ACTIVITIES	
Contributions of capital	137,450
Repayment of capital lease obligations	(6,712)
Increase in deposit with clearing broker	(30,886)
Repayment of subordinated loan	(100,000)
NET CASH USED BY FINANCING ACTIVITIES	(148)
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,705
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	1,159
End of year	$ 12,864
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 10,901
Office equipment acquired under capital lease	$ 23,343

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2005

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	$ 731,500	$ (467,423)	$ 264,077
Net loss		(173,419)	(173,419)
Capital contributions	137,450		137,450
Balance, December 31, 2005	$ 868,950	$ (640,842)	$ 228,108

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Delaware that began business in December 2000. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company provides securities brokerage and investment banking services. The Company is wholly owned by Thomas Group Capital, LLC ("Parent") effective during 2004.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: As a limited liability company, with a single owner, the Company is a disregarded entity for income tax purposes. Therefore the income or losses of the Company flow through to the owners of the Parent and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B — LEASE COMMITMENT

The Company leases office premises under operating leases. The Company's commitment under its office premises operating leases is approximately the following:

2006	$ 182,000
2007	180,000
2008	133,000
	$ 495,000

NOTE B — LEASE COMMITMENT (CONTINUED)

Rent expense for the year ended December 31, 2005 was approximately $243,000.

Capitalized leases: The Company leases office equipment costing approximately $28,000 under capitalized leases. Amortization expense for capitalized property was approximately $6,000 for 2005.

The following is a schedule of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2005:

Year ending December 31:	
2006	$ 8,100
2007	8,100
2008	7,200
Total minimum lease payments	23,400
Less amount representing interest	(5,754)
Present value of net minimum lease payments	$ 17,646

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $________, which was $_______ in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 1.25 to 1.0.

NOTE D — CONCENTRATIONS

During 2005, the Company earned approximately 63% of the investment banking revenue from a single, non-recurring transaction.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — RELATED PARTIES

A related company, engaged in fee-based money management, clears through the Company. Commission revenues for 2005 were approximately $43,000.

NOTE G — RETIREMENT PLAN

During 2005, the Company adopted a defined contribution retirement plan with a 401(k) feature which covers substantially all employees. Company contributions are discretionary. No Company contributions were made during 2005.

NOTE H — NET LOSS

The Company had a loss in 2005, which follows a loss for 2004. The Company was dependent upon capital contributions from its Parent for working capital and net capital during 2005. Management believes that the Company will be able to substantially reduce or eliminate its loss during 2006 through control of general, administrative and litigation expenses, but may still be reliant upon capital contributions, which may be difficult to obtain, for its survival. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE I — SUBORDINATED LOANS

The subordinated loan consists of a loan for $25,000 due March 2006. The loan bears interest at 10%, which is paid monthly.

Balance at December 31, 2004	$ 125,000
Repayments	(100,000)
Balance at December 31, 2005	$ 25,000

NOTE J — LOSS CONTINGENCIES

The Company is subject to customer complaints and litigation in the normal course of business.

At December 31, 2005, the Company is subject to a customer complaint seeking $300,000 and a claim of age discrimination by a terminated broker. The Company has merit defenses to both of these claims and management believes that settlement of these matters will not have a significant effect on the financial statements. The loss to the Company, if any, cannot be reasonably estimated at February 24, 2006 and nothing has been accrued in the accompanying financial statements.

NOTE J — LOSS CONTINGENCIES (CONTINUED)

At December 31, 2004, the Company was defendant in litigation brought by a customer seeking $210,000 as reimbursement for trading losses, management fees and margin interest in an account. The matter was settled in 2005 for $105,000 of which $57,000 remains to be paid at December 31, 2005.

SUPPLEMENTAL INFORMATION

SCHEDULE I

THOMAS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2005

NET CAPITAL:

Total member's equity	$ 228,108
Subordinated loans	25,000
	253,108
Less nonallowable assets:	
Restricted cash	(34,214)
Property and equipment	(87,538)
Prepaid expenses	(30,116)
Employee advances	(23,440)
Other assets	(39,924)
	(215,232)
Fidelity bond	(4,000)
Net capital before haircuts	33,876
Less haircuts	-
Net capital	$ 33,876
Minimum net capital required	$ 5,000
Aggregate indebtedness	$ 252,552
Net capital based on aggregate indebtedness	$ 16,837
Excess net capital	$ 17,039
Ratio of aggregate indebtedness to net capital	7.9 to 1.0

SCHEDULE I (CONTINUED)

THOMAS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

Net capital as reported in Part IIA of Form X-17A-5	$ 31,163
Audit adjustments:	
To correct accounts payable	2,713
Net capital per above	$ 33,876

THOMAS SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owner
Thomas Securities, LLC

In planning and performing our audit of the financial statements of Thomas Securities, LLC, for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Thomas Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 24, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC